10027193

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 35724

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Investment Architects, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

34 Petaluma Blvd., North
(No. and Street)

Pètaluma, (City) California (State) 94952 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David Haddock (707)763-7861
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

SEC Mail Processing Section
MAR 01 2010
Washington, DC
110

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ACQUAVELLA, CHIARELLI, SHUSTER, BERKOWER & CO., LLP
(Name – *if individual, state last, first, middle name*)

517 ROUTE 1 SOUTH, SUITE 4103 (Address) ISELIN (City) NJ (State) 08830 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, David Haddock, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Investment Architects, Inc., as of December 31, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss)
- [x] (d) Statement of cash flows.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Supplemental Report of Independent Auditors on Internal Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

INVESTMENT ARCHITECTS, INC.

FINANCIAL STATEMENTS
AND SUPPLEMENTAL INFORMATION
PURSUANT TO RULE 17a-5 OF THE
SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2009

INVESTMENT ARCHITECTS, INC.

CONTENTS

ACSB Acquavella, Chiarelli, Shuster, Berkower & Co., LLP
Certified Public Accountants and Advisors

517 Route One
Iselin, NJ 08830
732.855.9600
Fax:732.855.9559
www.acsbco.com

One Penn Plaza
36th Floor
New York, NY 10119
212.867.1319

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
Investment Architects, Inc.

We have audited the accompanying statement of financial condition of **Investment Architects, Inc.** (the "Company"), as of December 31, 2009, and the related statements of operations, changes in stockholders' equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of **Investment Architects, Inc.** as of December 31, 2009 and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplementary schedule on page 10 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Acquavella, Chiarelli, Shuster, Berkower & Co, LLP

Iselin, New Jersey
February 22, 2010

INVESTMENT ARCHITECTS, INC.

STATEMENT OF FINANCIAL CONDITION

		December 31, 2009
ASSETS		
Cash and cash equivalents	$	126,156
Deposits with clearing organization		25,006
Commissions receivable		70,154
Securities owned, at fair value		25,766
Property and equipment (net of accumulated depreciation of $30,616)		3,051
Prepaid expenses and other assets		12,091
Total assets	$	262,224
LIABILITIES AND STOCKHOLDERS' EQUITY		
Liabilities		
Accounts payable and accrued expenses	$	18,503
Commissions payable		65,244
Total liabilities		83,747
Stockholders' equity		
Common stock, no par value, 1,000 shares authorized, 540 issued and outstanding		7,500
Retained earnings		170,977
Total stockholders' equity		178,477
Total liabilities and stockholders' equity	$	262,224

See accompanying notes to financial statements.

INVESTMENT ARCHITECTS, INC.

STATEMENT OF OPERATIONS

	Year Ended December 31, 2009
Revenues	
Commissions	$ 2,405,711
Interest	557
Net loss from principal transactions	(6,357)
Total revenues	2,399,911
Expenses	
Commissions	2,080,315
Compensation, payroll taxes and benefits	147,878
Occupancy and equipment rental	20,699
Subscriptions	38,698
Insurance	39,641
Licenses and permits	10,260
Professional fees	22,475
Office	17,774
Communications	5,730
Postage	2,215
Depreciation	1,943
Other	13,320
Total expenses	2,400,948
Net loss before income taxes	(1,037)
Provision for income taxes	(800)
Net loss	$ (1,837)

See accompanying notes to financial statements.

INVESTMENT ARCHITECTS, INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

Year Ended December 31, 2009

	Common Stock	Retained Earnings	Total
Balance, beginning of year	$ 7,500	$ 172,814	$ 180,314
Net loss	-	(1,837)	(1,837)
Balance, end of year	$ 7,500	$ 170,977	$ 178,477

See accompanying notes to financial statements.

INVESTMENT ARCHITECTS, INC.

STATEMENT OF CASH FLOWS

	Year Ended December 31, 2009
Cash flows from operating activities	
Net loss	$ (1,837)
Adjustments to reconcile net loss to net cash provided by operating activities:	
Depreciation	1,943
Increase (decrease) in cash flows as a result of changes in asset and liability account balances:	
Securities owned, at fair value	6,357
Commissions receivable	34,267
Deposits with clearing organization	2,976
Prepaid expenses and other assets	5,864
Accounts payable and accrued expenses	8,670
Commissions payable	(41,599)
Net cash provided by operating activities	16,641
Net increase in cash and cash equivalents	16,641
Cash and cash equivalents, beginning of year	109,515
Cash and cash equivalents, end of year	$ 126,156
Supplemental disclosure of cash flow information	
Cash paid during the year for income taxes	$ 800

See accompanying notes to financial statements.

1. Nature of Operations and Summary of Significant Accounting Policies

Nature of Operations

Investment Architects, Inc. (the "Company"), was incorporated in the State of California on September 28, 1984. The Company is registered as a broker/dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is an independently owned full service broker dealer whose representatives come from financial planning, insurance, and wire house backgrounds. The Company assists clients in investing in mutual funds and variable annuities, and does not hold customer funds and/or securities.

The Company has an agreement with its clearing broker to clear securities transactions, carry customers accounts on a fully-disclosed basis and perform record keeping functions and accordingly, operates under the exemptive provisions of Securities and Exchange Commission Rule 15c3-3(k)(2)(ii).

Summary of Significant Accounting Policies

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

For purposes relating to the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. The Company also includes money market accounts as cash equivalents.

The Company records commission income and related commission expenses on a trade date basis.

Securities transactions and related income and expenses are recorded on a trade date basis.

The Company values investments in securities that are freely tradable and are listed on a national securities exchange or reported on NASDAQ national market at their last sales price.

Property and equipment is stated at cost less accumulated depreciation and amortization. Depreciation is provided on the straight-line basis over estimated useful lives ranging from five (5) to seven (7) years.

In accordance with GAAP, management is required to determine whether a tax position of the Company is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any related appeals or litigation processes, based on the technical merits of the position. The tax benefit to be recognized is measured as the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement. De-recognition of a tax benefit previously recognized could result in the Company recording a tax liability that would reduce stockholders' equity. This policy also provides guidance on thresholds, measurement, de-recognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition that is intended to provide better financial statement comparability among different entities. It must be applied to all existing tax positions upon initial adoption and the cumulative effect, if any, is to be reported as an adjustment to stockholders' equity as of January 1, 2009. Based on its analysis, management has determined that the adoption of this policy did not have a material impact on the Company's financial statements upon adoption. However, management's conclusions regarding this policy may be subject to review and adjustment at a later date based on factors including, but not limited to, on-going analyses of and changes to tax laws, regulations and interpretations thereof. The Company recognizes interest accrued related to unrecognized tax benefits in interest expense and penalties in the accompanying statement of operations as other expenses, if assessed. No interest expense or penalties have been assessed as of and for the year ended December 31, 2009.

1. Nature of Operations and Summary of Significant Accounting Policies

Summary of Significant Accounting Policies (Continued)

Deferred tax assets or liabilities are established for the recognition of the future deductible or taxable amounts and operating loss and tax credit carry forwards. Deferred tax expense or benefit is recognized as a result of the changes in the assets and liabilities during the year.

2. Securities Owned at Fair Value

The Company maintains an investment in common stock of the NASDAQ Stock Market, Inc.

3. Fair Value Measurements

In accordance with GAAP, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date.

In determining fair value, the Company uses various valuation approaches. In accordance with GAAP, a fair value hierarchy for inputs is used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent from the Company. Unobservable inputs reflect the Company's assumptions about the inputs market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The fair value hierarchy is categorized into three levels. Level 1 values are based on quoted prices in active markets for identical investments. Level 2 values are based on significant observable market inputs, such as quoted prices for similar investments and quoted prices in inactive markets. Level 3 values are based on significant unobservable inputs that reflect the Company's determination of assumptions that market participants might reasonably use in valuing the investments. The valuation levels are not necessarily an indication of risk or liquidity associated with the underlying investments.

All securities of the Company owned as of December 31, 2009 were classified as Level I in the fair value hierarchy.

4. Deposits with Clearing Organization

The Company has a brokerage agreement with Wedbush Morgan Securities ("Clearing Broker") to carry its account and the accounts of its customers as customers of the Clearing Broker. The Clearing Broker has custody of the Company's cash balances which serve as collateral for any amounts due to the Clearing Broker as well as collateral for securities sold short or securities purchased on margin. Interest is paid monthly on these cash deposits at the average overnight repurchase rate.

5. Income Taxes

The income tax provision consists of the California Franchise Tax Board minimum tax of $800. The Company has available at December 31, 2009, unused Federal-net-operating-losses, which may be applied against future taxable income or carried back to offset previous taxable income, resulting in a deferred tax asset of approximately $4,700. The net operating loss carryforwards expire in the year 2029.

A 100% valuation allowance has been established against this benefit since management cannot determine if it is more likely than not that the asset will be realized.

6. Property and Equipment

Property and equipment are recorded at cost and summarized by major classifications as follows:

Furniture and fixtures	$ 3,014
Computer and equipment	30,653
	33,667
Less accumulated depreciation	(30,616)
	$ 3,051

Depreciation expense for the year ended December 31, 2009 was $1,943.

7. Occupancy

The Company leases it facilities on a month to month basis payable at a rate of $1,430 per month. The rent expense and occupancy costs were $17,163 for the year ended December 31, 2009.

8. Concentrations of Credit Risk

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker/dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash. The Company places its cash with high credit quality financial institutions, which at times may be in excess of the FDIC insurance limit.

9. Off-Balance-Sheet Risk

Pursuant to the clearance agreement, the Company introduces all of its securities transactions to its clearing broker, on a fully disclosed basis. All of the customers' money balances and long and short security positions are carried on the books of the clearing broker. In accordance with the clearance agreement, the Company is obligated for any losses the clearing broker may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company and the clearing broker monitor collateral on the customers' accounts introduced by the Company.

10. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2009, the Company had net capital of $152,924, which was $147,341 in excess of its required net capital of $5,583 and the Company's ratio of aggregate indebtedness to net capital was 0.55 to 1, which is less than the 15 to 1 maximum ratio allowed.

11. Subsequent Events

These financial statements were approved by management and available for issuance on February 22, 2010. Subsequent events have been evaluated through this date.

INVESTMENT ARCHITECTS, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

		December 31, 2009
Total stockholders' equity		$ 178,477
Less: Non-allowable assets		
Commissions receivable, net	$ 129	
Property and equipment, net	3,051	
Prepaid expenses and other	12,091	
Total non-allowable assets		15,271
Net capital before haircuts		163,206
Less:		
Haircuts on securities	3,865	
Undue concentration	1,417	
Broker dealer bond	5,000	
		10,282
Net capital		$ 152,924
Computation of Net Capital Requirements		
Aggregate indebtedness		$ 83,747
Minimum net capital required (greater of 6 2/3% of net aggregate indebtedness or $5,000 minimum dollar net capital)		$ 5,583
Excess net capital		$ 147,341
Ratio of aggregate indebtedness to net capital		0.55:1

The following is reconciliation between the computation of net capital presented above and the computation of net capital reported in Company's Form X-17A-5 filing as of December 31, 2009:

Net capital as reported in Company's Form X-17A-5	$ 161,150
Adjustment for accounts payable and accrued expenses	(8,178)
Undue concentration	(48)
Net capital per above	$ 152,924
Aggregate indebtedness as reported in Company's Part II (unaudited) Focus report	$ 75,569
Aggregate indebtedness, as reported herein	$ 83,747

INVESTMENT ARCHITECTS, INC.

SUPPLEMENTAL REPORT OF INDEPENDENT AUDITORS' ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g)(1)

DECEMBER 31, 2009

ACSB Acquavella, Chiarelli, Shuster, Berkower & Co., LLP

Certified Public Accountants and Advisors

517 Route One
Iselin, NJ 08830
732.855.9600
Fax:732.855.9559
www.acsbco.com

One Penn Plaza
36th Floor
New York, NY 10119
212.867.1319

SUPPLEMENTAL REPORT OF INDEPENDENT AUDITORS' ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g)(1)

To the Board of Directors of
Investment Architects, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of **Investment Architects, Inc.** (the "Company") as of and for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or "aggregate debits") and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and the recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulations T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraphs. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control, and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibilities are safeguarded against loss from unauthorized use or disposition, and transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitation in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design of operation of control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles in the United States of America such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that result in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of the internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2009, to meet the Commission's objectives.

This report is intended solely for the use of management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Acquavella, Chiarelli, Shuster, Berkower & Co., LLP

Iselin, New Jersey
February 22, 2010

INVESTMENT ARCHITECTS, INC.

INDEPENDENT ACCOUNTANTS' REPORT
ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN
ENTITY'S SIPC ASSESSMENT RECONCILIATION
PURSUANT TO SECURITIES AND EXCHANGE COMMISSION RULE 17a-5(e)(4)
AND SCHEDULE OF SECURITIES INVESTOR PROTECTION
CORPORATION ASSESSMENTS AND PAYMENTS

FROM FISCAL PERIOD BEGINNING APRIL 1, 2009
AND ENDING DECEMBER 31, 2009

ACSB Acquavella, Chiarelli, Shuster, Berkower & Co., LLP
Certified Public Accountants and Advisors

517 Route One
Iselin, NJ 08830
732.855.9600
Fax:732.855.9559
www.acsbco.com

One Penn Plaza
36th Floor
New York, NY 10119
212.867.1319

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Board of Directors of
Investment Architects, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessments and Payments Transitional Assessment Reconciliation (Form SIPC-7T) to the Securities Investor Protection Corporation (SIPC) for the fiscal year beginning April 1, 2009 and ending December 31, 2009, which were agreed to by **Investment Architects, Inc.** (the "Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC and other state regulatory authorities, solely to assist you and the other specified parties in evaluating Investment Architectures, Inc.'s compliance with the applicable instructions of the Form SIPC-7T. Management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

(i) Compared the listed assessment payments in Form SIPC-7T with respective cash disbursements record entries which included check register and copies of checks, noting no differences;

(ii) Compared the amounts reported on the audited Form X-17A-5 for the fiscal period beginning April 1, 2009 and ending December 31, 2009, as applicable with the amounts reported in Form SIPC-7T for same period, noting no differences;

(iii) Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers, noting no differences; and

(iv) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting the adjustments, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Acquavella, Chiarelli, Shuster, Berkower & Co., LLP

Iselin, New Jersey
February 25, 2010

INVESTMENT ARCHITECTS, INC.

SCHEDULE OF SECURITIES INVESTOR PROTECTION CORPORATION ASSESSMENTS AND PAYMENTS

December 31, 2009

	Date Paid or Filed	Payments Made	Annual Assessment Per Report
SIPC-4 general assessment FY 2009	January 7, 2009	$ 150	$ -
SIPC-6 general assessment for the first half of the fiscal year ending December 31, 2009	July 7, 2009	-	-
SIPC-7T general assessment fiscal period beginning April 1, 2009 and ending December 31, 2009	February 25, 2010	245	395
		$ 395	$ 395

Name of collection agent: Financial Industry Regulatory Authority

See accompanying Independent Accountants' Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation.